

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Jane M. Cronin
Senior Vice President – Corporate Controller
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

> **Re: The Sherwin-Williams Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 19, 2021**
> **File No. 001-04851**

Dear Ms. Cronin:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1.   Cost of goods sold is the largest expense item and appears to be material to your results, yet there is no discussion and analysis of it. Please include a discussion and analysis of cost of goods sold as appropriate and material. In your disclosure, consider discussing and quantifying components of costs of goods sold to the extent material to the change in cost of goods sold between periods. Include a description in quantitative and qualitative terms of the underlying reasons associated with any components discussed. Refer to Item 303(a), introductory paragraph of Item 303(b) and Item 303(b)(2) of Regulation S-X and Section III.B.4 of Release No. 33-8350 for guidance.

Income Before Income Taxes, page 28

2.   In the discussion of gross profit on page 28, you state gross profit dollars and percent

improved as a result of favorable customer and product mix. Please expand your disclosure to describe the underlying reasons in quantitative and qualitative terms associated with these factors. Refer to the introductory paragraph of Item 303(b) of Regulation S-X and Section III.B.4 of Release No. 33-8350 for guidance. Additionally, quantify other factors cited as causes for the change in gross profit so investors may understand the magnitude of the impact of each, pursuant to section 501.04 of the staff's Codification of Financial Reporting Policies.

Item 8. Financial Statements and Supplementary Data
Note 17. Revenue, page 80

3.   You disclose you provide disaggregated revenue by reportable segment.   You also disclose the CODM uses information by geographic region/divisions, product and customer type, business units and subsidiaries to assess performance of and allocate resources to your reportable segments. We also note discussion in your first quarter 2021 earnings conference call in regard to sales for various product types, businesses, divisions, segments and regions. Please tell us what consideration you gave to guidance in ASC 606-10-50-5 in disclosing additional disaggregated revenue information.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services